Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and the related Prospectus of First Financial Bancorp for the registration of senior debt securities, subordinated debt securities, junior subordinated debt securities, common shares, purchase contracts, units, warrants, rights, trust preferred capital securities and guarantees, and to the incorporation by reference therein of our reports dated March 3, 2009, with respect to the consolidated financial statements of First Financial Bancorp, and the effectiveness of internal control over financial reporting of First Financial Bancorp, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cincinnati, Ohio
April 30, 2009